DAVIS POLK & WARDWELL

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450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
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212-450-4560

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60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
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HONG KONG

[redacted]

03037041

October 30, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

SUPPL

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-Gamesa - Quarterly Report as of September 30, 2003

If you have any questions or need any further information please call the undersigned at the number noted above.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,
Lillian R. Saldanha
Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 10/30

GAMESA

QUATERLY REPORT AS OF SEPTEMBER 30, 2003

?? **ACTUAL CONSOLIDATED INCOME STATEMENT**

ACTUAL (MILLION EUR)	CONSOLIDATED INCOME STATEMENT		
	SEPT 2002	SEPT 2003	GROWTH
REVENUES	593	1.080	82%
EBITDA	170	263	54%
NET INCOME	49	175	260%

DURING THIS THIRD QUARTER THE ACTIVITY OF GAMESA'S BUSINESS UNITS HAS DEVELOPED AS EXPECTED.

?? **YEAR END 2003 ESTIMATE**

THE THIRD QUARTER RESULTS AND BUSINESS SITUATION OF GAMESA ALLOW US TO MAINTAIN OUR YEAR END ESTIMATE OF EUR 200 MM NET INCOME FOR CONTROLLING COMPANY, THAT IMPLIES A 48% GROWTH.